January 30, 2014

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:	The Finish Line, Inc.
Form 10-K for the Fiscal Year Ended March 2, 2013
Filed April 29, 2013
Response dated December 27, 2013
File No. 000-20184

Dear Ms. Jenkins:

The Finish Line, Inc. (referred to herein as the “Company”, “we”, or “our”) hereby submits our response to the comment received from the Staff of the Commission’s Division of Corporation Finance by letter dated January 22, 2014, related to our Form 10-K for the fiscal year ended March 2, 2013 and filed on April 29, 2013 and our initial response to the Staff’s comment letter dated December 27, 2013. We have included the Staff's original comment below followed by our response to the comment.

General

Comment 1:
Please file the agreement with Macy’s or explain to us why filing is not required. See item 601(b)(10) of Regulation S-K.

Response:
We do not believe the filing of the agreement with Macy’s is required because that agreement is not a “material contract” as defined in Item 601(b)(10) of Regulation S-K. The agreement with Macy’s is such as ordinarily accompanies our business in that it simply gives the Company the right to sell athletic footwear and accessories in stores and on macys.com in exchange for payment of a fee for the use of the selling space. In addition, the Company is not substantially dependent on the agreement with Macy’s in that the Company’s sales in Macy’s stores and on macys.com represent 7% of the Company’s consolidated sales and the Company sells 93% of its merchandise through outlets other than Macy’s stores and macys.com.

Ms. Jenkins
United States Securities and Exchange Commission
January 30, 2014

We appreciate the Staff's responsiveness with respect to the Company's filings and look forward to resolving any concerns of the Staff. If you have any questions regarding our response to this comment or require further documentation and/or support related to our response, please contact David Higgins, the Company’s Senior Director and Controller of Finance, at (317) 613-6917, or me at (317) 613-6914.

Sincerely,

/s/ Edward W. Wilhelm
Edward W. Wilhelm
Chief Financial Officer